SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                 ---------------

                        PAINEWEBBER R&D PARTNERS II, L.P.
                            (Name of Subject Company)

                        PAINEWEBBER R&D PARTNERS II, L.P.
                      (Name of Person(s) Filing Statement)

                                 ---------------

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                Dhananjay M. Pai
                                    President
                       PaineWebber Development Corporation
                           1285 Avenue of the Americas
                            New York, New York 10019
                                 (212) 713-2000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 with a copy to:

                              James M. Dubin, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000

         ITEM 1. SECURITY AND SUBJECT COMPANY

         The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is PaineWebber R&D Partners II, L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 1285 Avenue of the Americas, New York, New York 10019. The equity securities to which this Schedule 14D-9 relates are the limited partnership units (the "Units") of the Partnership.

         ITEM 2. TENDER OFFER OF THE BIDDER

         This Schedule 14D-9 relates to the tender offer by PharmaInvest, L.L.C., a Delaware limited liability company (the "Offeror"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company and Pharmaceuticals Royalty Investments Ltd., a Bermuda company (together, the "Funds"), to purchase up to 3,000 outstanding Units (representing approximately 36.3% of the Units) at a price per Unit of $6,000, net to the seller in cash, which price will be automatically reduced by the aggregate amount of any cash or asset distributions made or declared by the Partnership on or after March 3, 1999 and prior to either the date on which the Offeror pays the purchase price for the Units in the case of a distribution in cash or, in the case of a distribution of assets, the date the assets are to be assigned to the Offeror (on March 15, 1999, the Partnership made a cash distribution of $175 per Unit), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1999, and the related Letter of Transmittal (which together constitute the "Offer").

         According to the Tender Offer Statement on Schedule 14D-1, dated March 3, 1999, filed by the Offeror with the Securities and Exchange Commission (the "Commission"), the address of the principal executive offices of the Offeror is 70 East 55th Street, New York, NY 10022.

         ITEM 3. IDENTITY AND BACKGROUND

         (a) The name and business address of the Partnership, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. PWDC Holding Company (the "Manager") is the general partner of PaineWebber Technologies II, L.P. (the "General Partner"), which is the general partner of the Partnership. The Manager is a wholly-owned subsidiary of PaineWebber Development Corporation ("PWDC"), an indirect wholly-owned subsidiary of Paine Webber Group Inc.

         (b) Each material contract, agreement, arrangement or understanding and actual or potential conflict of interest between the Partnership and its affiliates and (i) its executive officers, directors or affiliates and (ii) the Offeror, its executive officers, directors or affiliates, is set forth below.
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                                                                               2

                  (i) Arrangements with Executive Officers, Directors and affiliates of the Partnership.

         Prior to July 1, 1996, the Manager received an annual management fee for management and administrative services provided to the Partnership in an amount equal to 2% of the aggregate gross proceeds received by the Partnership, reduced by the Partnership's capital commitment in projects that have been concluded, and the final proceeds of which, if any, have been distributed to the General Partner and the limited partners in the Partnership (the "Limited Partners"). The management fee was payable quarterly in advance and was adjusted annually on the first day of each fiscal year in an amount proportionate to the increase in the prior year in the Consumer Price Index by the United States Department of Labor. Commencing July 1, 1996, the Manager elected to discontinue the management fee charged to the Partnership.

         PaineWebber Capital, Inc. and ATL Inc., which are affiliates of the Partnership, own 77 and 17.5 Units, respectively, and do not intend to tender their Units in the Offer.

         In July 1996, PaineWebber Incorporated ("PWI") entered into a settlement agreement (the "Settlement") in connection with a class action lawsuit against PWI and a number of its affiliates relating to PWI's sale of 70 direct investment offerings, including the offering of interests in the Partnership. Under the terms of the Settlement, PWI has, among other things, agreed to pay the class $125 million (which had previously been deposited in escrow with the United States Court for the Southern District of New York) and certain additional consideration. The additional consideration includes the assignment of fees and income attributable to the general partnership interest of the Partnership as well as guarantees of certain minimum returns to class members. PWI will guarantee that members of the plaintiff class will receive in distributions and fair market value as of December 31, 2000 at least the par value (of $10,000) per Unit. To date, the Partnership has distributed $10,713 per Unit in cash and in kind. Accordingly, no payments will be made by PWI under the guarantee provided for in the Settlement with respect to the Units.

                  (ii) Arrangements with Executive Officers, Directors and affiliates of the Offeror.

         The Offer states that Stephen Evans-Freke, Rory Riggs and David Madden are members of Pharmaceutical Partners, L.L.C., which manages the Offeror and is the sole member of the Offeror. Mr. Evans-Freke was President of PWDC until May 1990; Mr. Riggs was a Managing Director of PWI until November 1990; and Mr. Madden was an associate at PWDC until February 1992. Messrs. Evans- Freke and Madden were directly involved in and responsible for identifying and selecting the investments in which the Partnership invested. In addition, Messrs. Evans-Freke and Madden were directly involved in structuring, negotiating
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                                                                               3

and managing the Partnership and its assets. Since the termination of their employment as indicated, none of Mr. Evans-Freke, Mr. Riggs or Mr. Madden has been associated with, or employed by, PWDC, PWI or any of their affiliates.

         Under the PaineWebber Development Corporation Carried Interest Sharing Plan (the "CISP"), fixed percentages of certain warrants and the cash distributions received by PWDC in respect of certain partnerships in which PWDC has invested are awarded to participants in the CISP, including Mr. Evans-Freke and Mr. Madden. Mr. Evans-Freke and Mr. Madden are entitled to receive between 5% and 7% and between 0.85% and 4%, respectively, of amounts distributed to CISP participants in respect of such partnership investments. Since the respective dates of their termination of employment with PWDC through December 31, 1998, Messrs. Evans-Freke and Madden received $2,038,419.77 and $196,472.02, respectively, in respect of distributions under the CISP.

         Pursuant to a confidentiality agreement, dated May 13, 1997 (the "1997 Confidentiality Agreement"), between an affiliate of the Offeror and the Partnership, the Partnership agreed to make available to such affiliate, in connection with its consideration of the 1997 Offer (as defined in Item 4(b) below), and such affiliate of the Offeror agreed to keep confidential, certain information concerning the Partnership's pending action (the "Centocor Litigation") against Centocor, Inc. ("Centocor") and Centocor Development Corporation III in the Chancery Court of Delaware (the "Court") arising from the Partnership's former partnership interest in Centocor Partners III, L.P. ("CPIII") and currently represented by CPIII Contingent Payment Rights ("CPRs"), and certain agreements entered into by Centocor and Eli Lilly & Company (which is more fully described in the Partnership's Form 10-Q for the quarter ended September 30, 1998). The 1997 Confidentiality Agreement expired by its terms on August 15, 1997.

         By letter to the General Partner, dated February 18, 1999 (the "List Undertaking") (the terms of which letter had been agreed to with representatives of the General Partner), an affiliate of the Offeror requested use of the list (the "List") of the names, addresses and security positions of the Limited Partners. In support of the request for the List, representatives of the Offeror stated in such letter, among other things, that such affiliate (i) will hold the List in strict confidence, and will not give any information derived from the List to any third party for any purpose whatsoever, except that it may provide the List to any information or other agent retained to act on its behalf in connection with any tender offer for the Units so long as such information or other agent is advised of the confidential nature of the List and agrees to use the List solely in connection with such proposed tender offer (with the Offeror responsible for any breach of these undertakings by such information or other agent); (ii) will comply fully with the requirements of the Securities Exchange Act of 1934 and the rules of the Commission thereunder, including full disclosure of all material facts and, in the case of any tender offer, rights of proration and withdrawal rights, irrespective of the number of Units sought to be acquired in such tender offer;

(iii) acknowledges that the Partnership's Agreement of Limited Partnership provides that, prior to the transfer of any Units, the General Partner shall have consented in writing to the assignment, which consent may be withheld in the absolute discretion of the General Partner; (iv) acknowledges that the General Partner may withhold consent, if, among other reasons, the General Partner concludes based upon the advice of counsel, that such acquisition would increase the risk of adverse tax consequences to the Partnership or its partners and that in the event the General Partner withholds its consent for any number of Units sought to be purchased, it will refrain from acquiring Units of the number so withheld (see Item 8); (v) undertakes not to solicit directly, and will instruct its information and other agents not to solicit directly, any PaineWebber broker with respect to the tender offer, provided that if a PaineWebber broker contacts the Offeror or its information agent, either may provide such person with the same information as is provided to any other person who contacts the Offeror or its information agent with respect to such tender offer; (vi) within 30 days after the completion of such tender offer, will return the List including any and all copies of the List and any related summary material together with any other materials provided by the Partnership; and
(vii) will ensure that any solicitation of Limited Partners that will be undertaken by it or its information or other agents will be conducted in a professional and reasonable manner which will respect the privacy and rights of Limited Partners. A copy of the List Undertaking is attached to this Schedule 14D-9 as Exhibit 3 and is incorporated herein by reference.

         Effective as of October 8, 1997, the General Partner consented to the transfer of 849 Units to a person the General Partner has been advised is an affiliate of the Offeror in connection with the 1997 Offer. From October 9, 1997 through October 1, 1998, the General Partner consented to the transfer of 46 Units by persons the General Partner has been advised are affiliates of the Offeror. Effective January 1, 1999, the General Partner consented to the transfer of 614 Units to persons the General Partner has been advised are affiliates of the Offeror. In addition, the General Partner has received from persons it believes are affiliates of the Offeror requests for the transfer of six additional Units. At the date of the Offer, the Offeror and persons the Partnership has been advised are affiliates of the Offeror owned 1,521.5 Units or 18.43% of the outstanding Units.

         The Partnership charges each purchaser of Units a $50 processing fee for each purchase of Units, which fee was charged in connection with the purchases described above and will be charged to the Offeror with respect to each purchase of Units by the Offeror pursuant to the Offer.

         ITEM 4. THE SOLICITATION OR RECOMMENDATION

         (a) Recommendation of the General Partner.

         AS MORE FULLY DESCRIBED BELOW, THE GENERAL PARTNER RECOMMENDS THAT THE LIMITED PARTNERS REJECT THE OFFER AND NOT TENDER THEIR UNITS PURSUANT TO THE OFFER.

         (b) Background of the Offer.

         On March 26, 1997, the Partnership received an unsolicited letter from a person the General Partner has been advised is an affiliate of the Offeror in which such affiliate offered to purchase for $23 million in cash all of the assets of the Partnership reported in the Partnership's Form 10-Q for the quarter ended September 30, 1996. The affiliate of the Offeror also stated in such letter that in "lieu of acquiring all of the assets of the Partnership, [it] would consider an offer of equivalent value (taking into account the then existing and potential liabilities of the Partnership) in a negotiated merger transaction in which [it] would acquire for cash all of the outstanding" Units.

         During April 1997, representatives of the Partnership, including Mr. Dhananjay Pai, the President of PWDC, had several telephone conversations with representatives of a person the General Partner has been advised is an affiliate of the Offeror in which the representatives of the Partnership stated that a material development concerning the Centocor Litigation might occur shortly and the Partnership's requirement that before any further information concerning such settlement could be disclosed to such affiliate, the affiliate would be required to enter into a confidentiality agreement. On May 13, 1997, the affiliate and the Partnership entered into the 1997 Confidentiality Agreement and certain information concerning the Centocor Litigation was disclosed to the affiliate of the Offeror.

         In a meeting on June 9, 1997 between representatives of the Partnership, including Mr. Pai and counsel to the Partnership, and the representatives of the affiliate of the Offeror, the affiliate of the Offeror advised the Partnership that it believed that adequate consideration for the purchase by the affiliate of the Offeror of all of the Partnership's assets described in the Partnership's Form 10-K for the year ended December 31, 1996 would be $29 million in cash, or approximately $3,500 per Unit. Representatives of the affiliate of the Offeror stated that if their indication of value of the Partnership's assets was in accord with the Partnership's valuation of its assets, the affiliate of the Offeror would proceed with a definitive offer for such assets. Representatives of the Partnership responded that the Partnership would consider the affiliate's indication of value of the Partnership's assets and would reexamine the valuation of the Partnership's assets that it had prepared in preparation for such meeting, but that based on such valuation, the affiliate's indication of value of the Partnership's assets was substantially below the Partnership's valuation of its assets.

         By letter, dated June 10, 1997, to the General Partner, the affiliate of the Offeror outlined certain assumptions used by it in arriving at its valuation of the Partnership's assets. On June 19, 1997, the Board of Directors of the Manager (the "Board") met to consider the affiliate's indication of value of the Partnership's assets and the valuation issues addressed in the letter of June 10, 1997. At this meeting, the Board, together with representatives of the Manager and PWDC, reviewed the valuation prepared by such representatives following the June 9, 1997 meeting, including the assumptions and methodologies used in the valuation of each of the Partnership's assets, and unanimously determined that the affiliate's indication of value of $29 million for the Partnership's assets was financially inadequate. Subsequent to the Board meeting of June 19, 1997, representatives of the Partnership informed the affiliate of the Offeror of the Board's determination.

         On July 23, 1997, following certain discussions between representatives of the Partnership and the affiliate of the Offeror, the affiliate furnished an undertaking to the General Partner substantially similar to the List Undertaking and on August 8, 1997, the General Partner provided the then current List to the affiliate of the Offeror.

         On August 15, 1997, a person the General Partner has been advised is an affiliate of the Offeror commenced a tender offer (the "1997 Offer") to purchase any and all outstanding Units (which was subsequently amended to an offer to purchase only up to 4,000 Units) at a price per Unit of $3,650, net to the Seller in cash. On August 18, 1997, following the making of the 1997 Offer, the Board considered the terms of the 1997 Offer, and for the reasons discussed in the Partnership's Schedule 14D-9, dated August 19, 1997, as amended on September 29, 1997, determined that the 1997 Offer was financially inadequate and that the Partnership should recommend to the Limited Partners that they reject the 1997 Offer and not tender their Units to the affiliate of the Offeror in the 1997 Offer. In connection with the 1997 Offer, management of the General Partner concluded that a reasonable range of values at that time for the Partnership's assets on a per Unit basis to be $5,555 to $6,965. See Item 4(c)(1) below. Pursuant to the 1997 Offer, the affiliate of the Offeror purchased 849 Units, or approximately 10% of the Units then outstanding.

         In August 1998, the Offeror made a tender offer for any and all of the outstanding CPIII Class A CPRs, including the 22 Class A CPRs owned by the Partnership, at a price of $205,000 in cash for each Class A CPR, with tenderors receiving the CPR distributions for the quarter ended June 30, 1998 and the Offeror receiving any subsequent distributions, including any distributions arising out of the Centocor Litigation. By letter, dated August 14, 1998, to the Manager from a person the General Partner has been advised is an affiliate of the Offeror, such affiliate stated that it "would be willing to acquire the Class C CPRs owned by the" Partnership at a price which would be "equivalent" to the Class A tender offer price, but would take "into account the greater cash flow payable on the Class C CPRs." At a meeting of the Board on August 27, 1998, the Board determined not to tender its Class A CPRs or sell its Class C CPRs to the Offeror because, in the opinion of the Board, the price being offered was financially inadequate.

         On February 10, 1999, a representative of a person the Partnership has been advised is an affiliate of the Offeror orally requested the List. By letter, dated February 11, 1999, such representative again requested the List and stated that the request was being made with the intention of the Offeror "launching a registered tender offer for Units in the Partnership very shortly
 . . . at close to three times" the price offered by SkyRise Investors LLC ("SkyRise"). On February 8, 1999, SkyRise had commenced a tender offer for 4.9% of the Units at a price of $2,200 per Unit.

         On February 18, 1999, the General Partner received the List Undertaking. On February 24, 1999, the General Partner provided the List to the Offeror pursuant to the List Undertaking. By letter, dated March 1, 1999, an affiliate of the Offeror furnished the General Partner with a draft of the Offer documents. By letter, dated March 3, 1999, the General Partner stated to the affiliate of the Offeror that the disclosure obligations with respect to the Offer documents were the Offeror's and, therefore, the Partnership would not, at such time, be passing or commenting on the Offer documents.

         On March 3, 1999, the Offeror commenced the Offer.

         On March 8, 1999, the Board considered the terms of the Offer, and primarily because of uncertainty at that time regarding the Court's approval of the settlement of the Centocor Litigation, the Board determined that the Partnership should not express any opinion about and should remain neutral toward the Offer.

         On March 15, 1999, the Court approved the settlement of the Centocor Litigation. On March 16, 1999 the Board again considered the terms of the Offer in light of the Court's approval of the settlement, and determined that the Offer was financially inadequate and that the Partnership should recommend to the Limited Partners that they reject the Offer and not tender their Units to the Offeror in the Offer.

         (c) Factors Considered by the Board.

         The Board's determination that the Offer is financially inadequate and its recommendation that the Limited Partners reject the Offer and not tender their Units to the Offeror in the Offer are based on a number of factors including, but not limited to, the following:

                  1. The opinion of management of PWDC and the Manager that the Offer is financially inadequate.

         As previously disclosed to the Limited Partners, the parties to the Centocor Litigation entered into an agreement in June 1997 to settle the Centocor Litigation. In June 1997, the Court entered an order preliminary approving the settlement agreement. Two limited partners of CPIII objected to the proposed settlement. On September 4, 1997, the Court held a hearing to determine whether the proposed settlement should be approved and reserved decision. On March 15, 1999, the Court approved the settlement, the terms of which are described below. The Court's approval of the settlement becomes effective when the Court's order and final judgment are either finally affirmed on appeal by the Supreme Court of the State of Delaware or, by lapse of time or otherwise, shall no longer be subject to appeal to the Supreme Court of Delaware.

         In response to the Offer, management undertook a valuation of each of the Partnership's assets. To arrive at a possible value for the CP III - related assets owned by the Partnership, management utilized the terms of the settlement of the Centocor Litigation, which provides that Centocor will pay to CPIII investors (including the Partnership) (A) in the aggregate $10.8 million, net of attorneys' fees and expenses as may be awarded by the Court, (B) an additional $5.0 million, if and when cumulative world-wide sales of ReoPro exceed $600 million, (C) possible additional payments totaling $2.2 million, depending upon regulatory developments in Japan, and (D) a revision to the royalties payable by Centocor to CPIII investors with respect to ReoPro through 2007 (as revised for 1997 and 1998, Centocor would pay an aggregate of 6.5% of the first $175 million of United States end-sales revenues, 3.25% of such revenues above $175 million and 3.25% of foreign end-sales revenues and for 1997 through 2007 Centocor would pay an aggregate of 6.5% of the first $250 million of United States end-sales revenues, 4.0% of such revenues above $250 million and 3.25% of foreign end-sales revenues). To determine possible future sales levels of ReoPro, management utilized the median of sales projections for ReoPro prepared by Wall Street analysts not affiliated with the Partnership (for the accuracy of which none of the General Partner, the Manager, the Partnership nor any of their affiliates assumes responsibility). To arrive at a present value of the CPIII related assets, the resulting value was discounted by rates ranging from 14% to 20%. Based on this analysis, management estimated that a reasonable range of present values of the CPIII - related assets owned by the Partnership, to be $6,077 to $7,327 per Unit.

         Management estimated that a reasonable value for the remaining assets of the Partnership (which includes certain securities and cash held by the Partnership) on a per Unit basis to be approximately $500. Based on the foregoing, management concluded that a reasonable range of present values for all the Partnership's assets on a per Unit basis to be $6,585 to $7,835, making the Offer a discounted amount of approximately 9% to 23% of such range of present values.
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                                                                               9

         The estimated range of present values of the CPIII - related assets owned by the Partnership arrived at by management in connection with the Offer is higher than the range of present values arrived at by management in response to the 1997 Offer of $4,496 to $5,535 per Unit. This difference arises primarily because the Wall Street analysts have significantly increased their sales projections for ReoPro. The median of the Wall Street sales projections for ReoPro examined by management in connection with the 1997 Offer ranged from a low of $433 million in 1999 to a peak of $724 million for 2003 through 2007. The median of the Wall Street sales projections for ReoPro examined by management in connection with the Offer ranged from a low of $450 million in 1999, to a peak of $961 million in 2004 and to a final median sales projection for 2007 of $824 million.

         Management noted that while there is a limited secondary market for Units, the prices realized by sellers in such market are generally significantly discounted from the values of the assets underlying the Units and have historically been significantly lower than the price offered in the Offer. While the price being offered in the Offer is below the reasonable range of values estimated by management for the Partnership's assets, management noted that the Offer may be the best short-term opportunity for liquidity available to holders who wish to liquidate their Units.

         Management also noted that in arriving at the estimated range of present values of $6,585 to $7,835 per Unit, it was generally required to make certain assumptions regarding product sales, competitive products and general company conditions, many of which assumptions are based on factors beyond the control of the General Partner, the Partnership or any of their affiliates. It is possible that the actual value of the Partnership's assets may be more or less than indicated, and management, the General Partner and the Partnership are unable to provide any assurance that the actual value that may be realized by the Partnership or any Limited Partner would be as indicated by such range of values.

                  2. The possibility that the Offeror and its affiliates could acquire control of the Partnership through the Offer.

         At the date of the Offer, the Offeror and persons the Partnership has been advised are affiliates of the Offeror, owned 1,521.5 Units, or 18.43% of the outstanding Units. While the Offeror has stated in its Offer documents that the Offeror "does not currently intend to make any effort to change the management or operations of the Partnership and has no current plans for any extraordinary transaction regarding the Partnership", and the General Partner will withhold its consent to any transfer of Units under the circumstances described in Item 8 below, the Offeror could change its intentions. Should the Offeror acquire more than 31.56% of the outstanding Units (or 2,606 Units), the Offeror and its affiliates would own more than 50% of the outstanding Units.

         The Partnership's Agreement of Limited Partnership provides that the holders of a majority of the outstanding Units can (i) cause the sale of all the Partnership's assets, (ii) amend any provision of the Partnership's Agreement of Limited Partnership and (iii) remove the General Partner.

                  3. The General Partner's belief that in order for the Offeror to realize any significant return on its investment, the Offeror is required to purchase the Units at a substantial discount from fair market value.

         The General Partner bases this belief on the passive nature of the assets held by the Partnership, which consist primarily of product royalty rights whose value is derived from product sales and whose value cannot be affected by the holder of the royalty right.

                  4. The General Partner's commitment to protecting the interests of the Limited Partners.

         Neither the General Partner nor any of its affiliates currently receives any fees or other economic benefit from the Partnership, and the General Partner is making its recommendation to the Limited Partners not to tender their Units in the Offer based solely on its commitment to protect the interests of the Limited Partners (See Item 3(b)(i)).

                  5. The fact that the General Partner is in the process of winding-up the Partnership's operations.

         The General Partner anticipates that the winding-up of the Partnership's operations will be substantially completed within the next several years, and that the Limited Partners should receive substantial value in connection therewith, including pro rata distributions of the proceeds of the settlement of the Centocor Litigation.

                  The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board arrived at its position based on the totality of the information presented to and considered by it.

         ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         Neither the Partnership nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to Limited Partners in connection with the Offer.

         ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

         (a) There have been no transactions in the Units during the past 60 days by the Partnership or, to the best of the Partnership's knowledge, by any executive officer, director, affiliate or subsidiary of the Partnership.

         (b) To the best of the Partnership's knowledge, none of its executive officers, directors, affiliates or subsidiaries currently intends to tender, pursuant to the Offer, any Units held of record or beneficially owned by such persons.

         ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

         (a) On March 12, 1998, the Manager received a letter from a third party not affiliated with the Partnership or the General Partner, or, to the knowledge of the General Partner, the Offeror, in which such third party outlined "certain general terms and conditions" on which it "would be prepared" to purchase all of the Partnership's CP III-related assets for $47 million in cash. The letter stated that the closing of any such purchase would be subject to (i) approval of the board of directors of such third party, (ii) there being no "material adverse developments" in the proposed settlement of the Centocor Litigation, as determined in such third party's sole discretion, (iii) such third party obtaining "appropriate financing" and (iv) negotiation and execution of a satisfactory purchase agreement. The price stated in the letter for the Partnership's CP III-related assets of $47 million equates to $5,692 per Unit.

         The General Partner responded to the third party that the terms contained in the letter were not attractive to the Partnership because they were highly conditional and the price was below the range of reasonable values of the Partnership's CP III-related assets estimated by the General Partner of $6,077 to $7,327 per Unit. The General Partner cannot predict whether the third party will modify the terms contained in the letter or whether there will be further discussions with the third party.

         Other than as set forth above, the Partnership is not currently engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or distribution policy of the Partnership.

         (b) There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

         ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

         Pursuant to the Partnership's Agreement of Limited Partnership, the General Partner cannot in any event consent to any transfer of Units which would result in a termination of the Partnership for federal income tax purposes. Such a termination results from a sale or exchange of 50% or more of the Units within a 12-month period. If the General Partner consents to the transfer of more than 13.6% of the outstanding Units (or 1,123 Units) during the 12-month period prior to the purchase of Units by the Offeror in the Offer, the General Partner cannot consent to any transfer of Units in the Offer which, when aggregated with all Units transferred during the 12-month period prior to such purchase by the Offeror, would aggregate 50% or more of the outstanding Units. During the 12-month period preceding the date of the Offer, 7.96% of the outstanding Units were sold or exchanged.

         Other than any consent prohibited by the foregoing or by the provision contained in the List Undertaking and described in clause (iv) of the summary of the List Undertaking in Item 3(b)(ii), the General Partner has no current intention of withholding its consent to the transfer of any Units tendered to the Offeror for purchase pursuant to the Offer. If the General Partner concludes, based upon the advice of counsel, that any transfer of Units would increase the risk of adverse tax consequences to the Partnership or its partners, the General Partner may, however, condition the transfer of such Units on an appropriate opinion of counsel. The General Partner also reserves the right to withhold its consent to the transfer of Units in the Offer if it comes to the attention of the General Partner that any Limited Partner was induced to tender its Units on the basis of any omission or misstatement of material fact.

         ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1. Letter, dated March 17, 1999, from the General Partner to the Limited Partners, concerning the Offer (included with the Schedule 14D-9)

         Exhibit 2. Letter, dated March 17, 1999, to PaineWebber Financial Advisors

         Exhibit 3. List Undertaking

         Exhibit 4. CISP

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  PAINEWEBBER R&D PARTNERS II, L.P.

                                  By: PaineWebber Technologies II, L.P., its
                                      general partner

                                      By: PWDC Holding Company, its general
                                          partner

                                          By: /s/ Dhananjay M. Pai
                                              --------------------
                                              Name:  Dhananjay M. Pai
                                              Title: President

Dated: March 17, 1999